Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Yolo Distillers
723 Railroad Ave.
Winters, CA 95694
http://www.patio29.com

Up to $1,235,000.00 in Common Stock at $10.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Yolo Distillers
Address: 723 Railroad Ave., Winters, CA 95694
State of Incorporation: CA
Date Incorporated: August 10, 2016

Terms:

Equity

Offering Minimum: $20,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 123,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $300.00

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus

Exclusive for our existing investors, enjoy additional bonus shares as our thank you (10%)

Time-Based Perks:

Early Bird I: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks (Flash Perks):

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $2,500+between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks:

$500+ | Craft Enthusiast

Invest $500+ and receive a Patio29 t-shirt, 5% discount on purchases for 1 month & recognition on our supporter's page.

$1,000+ | Distiller's Circle

Invest $1,000+ and receive a Patio29 branded glassware set, 10% discount for 3 months, & exclusive updates from our distillery team.

$5,000+ | Spirits Aficionado

Invest $5,000+ and receive a Patio29 branded glassware set, enjoy a private tasting session for you and up to five guests, a 15% discount for 6 months, exclusive updates from our distillery team & 2% bonus shares,

$10,000+ | Barrel Sponsor

Invest $10,000+ and receive a Patio29 branded glassware set, enjoy a private tasting session for you and up to five guests, a 15% lifetime discount, invitations to exclusive distillery events & 3% bonus shares

$25,000+ | Master Blender

Invest $25,000+ and receive a Patio29 branded glassware set, enjoy a private tasting session for you and up to five guests, adopt your own barrel** with personalized nameplate and visits, 20% lifetime discount, VIP access to exclusive distillery events and new product releases & 5% bonus shares

$50,000+ | Legacy Builder

Invest $50,000+ and receive receive a Patio29 branded glassware set and other branded merchandise, optional name placement on owner-founder nameplate at the distillery, private distillery day experience for up to 20 guests, adopt two of your own barrels** with personalized nameplate and visits, 25% lifetime discount, VIP access to exclusive distillery events and new product releases & 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

** This is the Patio29 Private Barrel Club - Barrel #1 described on our Patio29 website.

<u>The 10% StartEngine Venture Club Bonus</u>

Yolo Distillers will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Yolo Distillers ("the Company") was formed in California on August 10, 2016. The Company is a California craft distillery business that manufactures and sells distilled spirits beverage products. The Company's customers will be located worldwide.

We are an artisan craft distillery in the small and picturesque town of Winters in the world-famous agricultural region of Yolo County. We create super-premium whiskies, gin, vodka, rum, brandies and other spirit products. We source local-grown grains and fruits to honor the region and insure the freshest ingredients. As a true and authentic small-batch artisan craft distillery, we make everything by hand from farm to glass. We believe in the good life, good food, good drink and good friends.

The business generates sales revenue from both its primary retail location (distillery, tasting room bar and restaurant) and wholesale sales to retail business selling alcoholic beverage products.

The business strategy is to grow a local, regional and national presence and seek investor returns from a future acquisition of product brand(s) or the business.

Corp History

The Company holds 80% equity ownership of Patio29 Spirits Company, LLC which was formed in California on January 29, 2016. In 2024, Patio29 Spirits Company, LLC engaged in a share exchange with the Company where each holder of members units would exchange 1 of its unit for 3,000 shares of common stock of Yolo Distillers.

Competitors and Industry

Competitors

Patio29 competes for retail sales from local area distilleries, wineries, breweries, restaurants and bars. Wholesale sales is competition for on-premise and off-premise retail shelf-space from other alcoholic beverage producers.

Industry

The market Patio29 Spirits Company competes in includes all California and national off-premise (liquor retailers) and on-premise (restaurants and bars) businesses that purchase distilled spirits products. Competition also derives from other alcoholic beverage choices including wine, beer and canned cocktails.

Current Stage and Roadmap

Current Stage

The business is established with several foundation products and has developed a plan for potential growth. Products in development include:

1. Napa Wine-Cask Finished Whiskey - We have bottled and sold a few barrels of wine-finished bourbon whiskey and it sold out quickly. There is a lot of good bourbon on the shelf at a low price point. We want to leverage our close proximity to the world-famous Napa wine area to differentiate our whiskeys. We are in conversations with various Napa-area wineries to establish a barrel aquisition arrangement, and potentially cross-market brands.

2. Blended Straight Bourbon & Rye Whiskey - This is a product concept that allows us to source high-quality 6 year or older premium aged bourbon and rye whiskeys and blend it with our own house-made bourbon and rye whiskeys to increase our sellable inventory while we continue to fill barrels of our own house-made bourbon and rye whiskeys.

3. Blended Aged Rum - This is a product concept to blend our own house-made aged rum with a sourced-aged Caribbean run for a unique aged rum product/brand. This will allow us to extend our sellable inventory as we work to put more house-made rum in barrels. Retail clients have expressed interest in rum as they are experiencing it as a growing category.

4. Grappa and Slivovitz – We have received more interest for these products having initially made them and then stopped production. We are working with local and Napa area wineries to partner with them, and potentially co-market with them, to meet specifications for the properties of the grape pomace needed to support grappa production. We are also working with Sunsweet and local prune plum farmers to partner in Slivovitz production.

5. Low Alcohol RTD - We think the current "sober curious" movement is a fad, and although it is having an impact on lower overall alchohol consumption and sales, we have a vision to market a two-version offering of our RTD canned craft cocktails: 8% ABV for the standard, and a 4% ABV that is branded as LOW ALCOHOL. Our business ethos and branding includes healthy lifestyles and so a low alcohol offering seems a good fit reguardless if the sober curious trend is short term.

5. Brand Refresh - We have an RFP out to professional marketing companies to help us settle on our brand strategy and packaging design, both for the bottled products and canned products in support of our sales push into the larger region, state and national sales. Currently "Patio29" is the prominent product brand. We envision a new product brand name with the "Patio29" brand being part of the back-label story.

Future Roadmap

The alcoholic beverage industry operates under a 3-tier system and tied-house regulations, which vary by state and generally require producers to sell through registered distributors rather than directly to retailers. Over the last decade, consolidation in the distribution tier has resulted in increased competition for shelf space, often requiring smaller producers to invest in promotional efforts to gain retail placement. These rules and regulations are both at the federal level, and vary from state to state, but in general preclude any producer of alcoholic beverage products to sell directly to retail; instead, being forced to sell to registered middle-tier distributors. This middle tier has consolidated over the last decade and has become less friendly to accept craft brands; clearly blocking shelf space for larger producers. This change necessitates small producers buying their way in with promotion, marketing and advertising spending.

We are currently in conversation with new distributors including Park Street and Mussetter.

The roadmap to overcome these challenges is as follows:

1. Make high quality products. This has been our focus for the first six years of operation. Other craft distilleries have made the mistake of investing in growth before they developed high-quality products. Our products have received 3 gold, 9 silver and 2 bronze awards from Worlds Spirits Competion, Micro Liquor Spirits Awards, Fifty Best Gins, Bartender Spirits Awards in 2019, 2021, 2022 & 2024. Consumer feedback and industry recognition have reinforced our commitment to producing premium spirits, and we have established processes to maintain consistent product quality.

2. Pursue a viral product strategy. Having developed a capability for R & D to create new high-quality products, the business will continue to explore new creative product concepts with a goal of producing something that gets viral attention. Many craft producers that have succeeded in coming up with a single product that is unique and that sees explosive consumer interest have benefited from the secondary effect of overall brand awareness. We aim to develop innovative products that have the potential to gain strong consumer interest and engagement, which could help build overall brand awareness.

3. Enhanced sales and marketing investment and support. Market trends indicate growing consumer interest in craft spirits. However, due to consolidation in the distribution tier, independent producers often invest in brand development and direct marketing to gain visibility and distribution. We will advertise to increase our local and regional brand presence, as well as increase our marketing and advertising in other states and markets as we establish new accounts.

4. Investment in production capability will be aligned with sales performance to support potential future demand. Many other startup producers of alcoholic beverages make the mistake of large capital investment in infrastructure and production that they then struggle to get to market. While there is risk of lost business opportunity lacking production capability, the business is more likely to thrive with managed and somewhat organic growth to synchronize operational expansion with sales trajectory. The roadmap includes expansion of operational capacity to match our expectations for sales growth, but with constant attention toward operational efficiency and capacity matching the growth need.

5. Implement targeted marketing efforts to pursue larger 'Spirits Direct' accounts in select states. This approach was pioneered by Total Wine in California. These are larger liquor store chains that use a clearing distributor. A clearing distributor charges a per-case handling fee for warehouse and logistics service but does not provide the types of services that other traditional distributors provide. This requires the producer to market directly to the retail buyer. The FOB cost is the same, but since the clearing distributor takes a smaller cut. Spirits Direct accounts are hard to establish, but lucrative.

6. Grow nationally. Explore opportunities for expansion beyond California, prioritizing states based on market research regarding ease of entry and consumer demand. California is the largest state market for spirits and other alcoholic beverage products. However, it is also the most competitive. Other states are opportunities to grow the brand and grow sales. Our roadmap is to strategically market to other states based on our research as to the ease of entry combined with the size of the consumer market.

The Team

Officers and Directors

Name: Jeffrey Martin Boone

Jeffrey Martin Boone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President & CEO
  Dates of Service: August, 2016 - Present
  Responsibilities: President responsible for strategic direction and overall business management. The CEO does not currently receive a salary for his role, please refer to our risk factors section for more information. Currently, there is no immediate plan to activate a salary until profitability is achieved for the company.

Other business experience in the past three years:

- Employer: Statewide Certified Development Company
  Title: CEO
  Dates of Service: July, 2007 - Present
  Responsibilities: CEO related duties to ongoing operations

Name: Anita Lorine Boone

Anita Lorine Boone's current primary role is with Statewide Certified Development Corporation. Anita Lorine Boone currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President and Corporate Secretary
  Dates of Service: July, 2016 - Present
  Responsibilities: Vice President, Office Manager, Corporate Secretary.

Other business experience in the past three years:

- Employer: Statewide Certified Development Corporation
  Title: Board of Directors Liaison and Executive Assistant
  Dates of Service: March, 1995 - Present
  Responsibilities: Support the board of directors in all required scheduling, coordination and recordkeeping.

Name: Brian Michael Boone

Brian Michael Boone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO and Corporate Treasurer
  Dates of Service: March, 2019 - Present
  Responsibilities: CFO and Treasurer

Other business experience in the past three years:

- Employer: Schultze, Boone and Silva
  Title: Managing Partner
  Dates of Service: May, 2021 - Present
  Responsibilities: Provide forensic accounting services specializing in business valuations and marital disillusionment valuations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be

exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of

your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a

portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Yolo Distillers was formed on 08/10/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Yolo Distillers has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial

condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may

be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The CEO Splits His Time and Does Not Receive a Salary
Jeffrey Martin Boone, the CEO of Patio29, does not currently receive a salary for his work at Patio29 and plans to work full-time for the company once it achieves profitability. In addition to his role at Patio29, Mr. Boone serves as the CEO of Statewide Certified Development Company, where he splits his time. Although Mr. Boone owns significant equity in Patio29, there is some level of risk in investing in a company where the CEO is not fully dedicated to the day-to-day operations and is not drawing a salary.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeffrey Martin Boone	152,840	Common Stock	45.89%
Anita Lorine Boone	123,737	Common Stock	37.15%

The Company's Securities

The Company has authorized Common Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 123,500 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 333,033 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Alcohol Industry Notice

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $160,801.00
Maturity Date: June 30, 2027
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Maturity Date

Material Rights

There are no material rights associated with Convertible Notes.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $663,708.00
  Use of proceeds: Startup Capital
  Date: June 30, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $131,212 compared to $175,335 in fiscal year 2023. Increase was from organic growth in retail business.

Cost of Sales

Cost of Sales for fiscal year 2022 was $68,015 compared to$ 32,450 in fiscal year 2023. There were higher production costs in

2022, and we changed accounting method to capitalize appropriate production costs.

Gross Margins

Gross margins for fiscal year 2022 were $63,197. compared to $142,885. See COS explanation. Change also from organic growth in retail sales.

Expenses

Expenses for fiscal year 2022 were $357,124 compared to $400,533 in fiscal year 2023. Expenses increase tracked with revenue trends but is also impacted by increased production activity to create product inventory.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue stage that is just transitioning to revenue growth stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the business is now poised to bring on several large new accounts. Past cash was primarily generated through retail sales revenue, term debt, equity investment and owner shareholder loans. Our goal is to reach profitability by the end of FY2026. To date the company has been perfecting product quality and brand awareness, while growing retail sales and wholesale with smaller accounts. Currently the business is poised to take on larger accounts but requires funding to support this move.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 30, 2025, the Company has $30,000 in its business accounts. The CEO has represented that he has an additional $208,000 in personal accounts, which he intends to use to fund the Company's operations as needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support ongoing operations targeting an aggressive growth strategy.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal we anticipate the Company will be able to operate for 18-24 months until profitability. The current burn rate is approximately $13,000 monthly. This will reduce to approximately $8,000 monthly beginning 1/1/2025 due to term debt maturities. After funding ongoing burn rates will increase to average of $20,000 per month to support additional spending on: marketing and advertising, new employee costs, new equipment costs and materials costs to support increased inventory to meet product sales needs. Revenue derived from this increase in sales will reduce the burn rate before exhausting the funding. Additional funding will be pursued only to support additional aggressive growth strategies with the focus on revenue. Otherwise, we expect the business to cash flow well enough to support organic growth.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate in perpetuity. This is based on a projected monthly burn rate beginning $20,000 per month but declining as revenue increases. The funding will support expenses including marketing and advertising, new employee costs, new equipment costs and materials costs to support increased inventory to meet product sales needs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional sources of funding can include additional term debt, equipment financing, and owner shareholder notes.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $160,801.00
  Interest Rate: 8.0%
  Maturity Date: June 30, 2027

- Creditor: Golden 1 Credit Union Loan
  Amount Owed: $202,983.00
  Interest Rate: 8.25%
  Maturity Date: February 01, 2053
  Golden 1 Credit Union Loan - obtained on January 01, 2023 for a principal amount of $215,000 at 8.25% maturing on February 01, 2053. As of June 30, 2024 the outstanding balance was $190,053.

- Creditor: Bankers Healthcare Group Loan
  Amount Owed: $159,457.00
  Interest Rate: 14.49%
  Maturity Date: July 30, 2029
  Bankers Healthcare Group Loan - obtained on July 10, 2023 for a principal amount of $221,195 at 14.49% payable for 72 months. As of June 30, 2024, the outstanding balance amounted to $212,260.

- Creditor: Convertible Note
  Amount Owed: $81,614.15
  Interest Rate: 8.0%
  Maturity Date: February 01, 2028

- Creditor: LightStream
  Amount Owed: $49,227.00
  Interest Rate: 6.89%
  Maturity Date: December 01, 2029

Related Party Transactions

- Name of Person: Members of Company
  Relationship to Company: Members of Company
  Nature / amount of interest in the transaction: As of December 2024 the Company owes its members $160,801 for the cash loaned to the Company. As of 2/1/2025, an additional note for $81,614 was added for a total amount Company owes its members of $242,415.
  Material Terms: The outstanding balance is convertible to equity ownership at any time on or before the maturity date at the option of the members.

Valuation

Pre-Money Valuation: $3,330,330.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $160,801.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: Sales manager, sales reps and production specialists. Wages to be commensurate with training, experience and position.

- Working Capital
  30.0%
  We will use 35% of the funds for working capital to cover expenses for marketing, promotions, advertising, sales expenses, equipment purchases to support increased product production, as well as ongoing day-to-day operations of the Company.

- Marketing
  12.5%
  We will use 2.5% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  2.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Crowdfunding Marketing
  5.0%
  Engage a professional marketing company to create photo and video assets to be used for crowdfunding campaign outreach.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.patio29.com (www.patio29.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/patio29

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Yolo Distillers

[See attached]

Yolo Distillers
(the “Company”)
a California Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended June 30, 2024 and June 30. 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Yolo Distillers Management

We have reviewed the accompanying consolidated financial statements of Yolo Distillers (the Company) which comprise the consolidated statement of financial position as of June 30, 2024 and June 30, 2023 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Predecessor Entity:
As disclosed in Note 7 - Subsequent Events, the Company entered into a merger agreement with its parent entity Patio29 Spirits Company LLC. As a result of the merger, the parent entity will become a non-operating and non-functioning while the Company will be the operating entity. Yolo Distiller will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 24, 2024

YOLO DISTILLERS
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of June 30,	
	2024	2023
ASSETS		
Current Assets:		
Cash and Cash Equivalents	66,328	62,271
Accounts Receivable	271	-
Inventory	501,459	470,567
Total Current Assets	**568,058**	**532,838**
Non-Current Assets:		
Fixed Assets - net	401,793	494,329
Right of Use Asset	35,421	44,512
Other Assets	170,319	158,620
Total Non-Current Assets	**607,533**	**697,461**
TOTAL ASSETS	**1,175,591**	**1,230,299**
LIABILITIES AND EQUITY		
Current Liabilities:		
Due to Related Parties	3,308	3,308
Credit Card Payable	17,006	21,422
Tax Payable	24,064	11,177
Short Term Lease Liability	9,099	8,952
Notes Payable - Current	48,541	8,854
Other Current Liabilities	596	2,515
Total Current Liabilities	**102,614**	**56,228**
Non-Current Liabilities:		
Deferred Revenue	8,960	8,853
Long Term Lease Liability	26,600	35,699
Due to Related Parties	459,423	459,423
Notes Payable - Noncurrent	471,324	181,652
Total Non-Current Liabilities	**966,307**	**685,627**
TOTAL LIABILITIES	**1,068,921**	**741,855**
EQUITY		
Paid in Capital	1,372,714	1,372,714
Retained Earnings	(1,266,044)	(884,270)
TOTAL EQUITY	**106,670**	**488,444**
TOTAL LIABILITIES AND EQUITY	**1,175,591**	**1,230,299**

See Accompanying Notes to these Unaudited Financial Statements

YOLO DISTILLERS
CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended June 30,	
	2024	**2023**
Sales	163,340	125,896
Cost of Goods Sold	189,866	129,375
Gross Profit	**(26,526)**	**(3,479)**
Operating Expenses		
Advertising and Marketing	10,557	15,935
Payroll Expense	84,244	61,485
Professional Fees	10,765	1,516
Taxes and Licenses	9,708	7,765
General and Administrative Expense	62,426	74,150
Total Operating Expenses	**177,700**	**160,851**
Total Loss from Operations	**(204,226)**	**(164,330)**
Other Income (Expense)		
Finance Charges	17,296	12,614
Interest Expense	38,975	20,095
Other Income	12,575	13,924
Total Other Income (Expense)	**(43,696)**	**(18,785)**
Earnings Before Income Tax and Depreciation	**(247,922)**	**(183,115)**
Income Tax Expense	-	-
Depreciation Expense	133,853	131,903
Net Loss	**(381,775)**	**(315,018)**

See Accompanying Notes to these Unaudited Financial Statements

YOLO DISTILLERS
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Capital Stock		Retained Earnings (Deficit)	Total Shareholders' Equity
	Number of Shares	$ Amount		
Beginning balance at 06/30/22	186,000	1,070,800	(569,252)	501,548
Issuance of Common Stock	24,000	301,914	-	301,914
Net loss	-	-	(315,018)	(315,018)
Ending balance at 06/30/23	210,000	1,372,714	(884,270)	488,444
Issuance of Common Stock	-	-	-	-
Net loss	-	-	(381,775)	(381,775)
Ending balance at 06/30/24	**210,000**	**1,372,714**	**(1,266,044)**	**106,670**

See Accompanying Notes to these Unaudited Financial Statements

YOLO DISTILLERS
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended June 30	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(381,775)	(315,018)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation Expense	133,853	131,903
(Increase) Decrease in Assets:		
Accounts Receivable	(271)	6,072
Inventory	(30,892)	(144,462)
Right of Use Asset	9,091	(44,512)
Other Assets	(11,699)	3,356
Increase (Decrease) in Liabilities:		
Lease Liability	(8,952)	44,651
Liabilities	6,659	22,155
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	97,789	19,163
Net Cash used in Operating Activities	**(283,986)**	**(295,855)**
CASH FLOWS FROM AN INVESTING ACTIVITY		
Acquisition of Fixed Assets	(41,317)	(64,207)
Net Cash used in an Investing Activity	**(41,317)**	**(64,207)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Paid in Capital	-	400,000
Proceeds from Related Party Loans	-	47,745
Proceeds from (Payments to) Notes Payable	329,360	(40,447)
Net Cash provided by Financing Activities	**329,360**	**407,298**
Cash at the beginning of period	62,271	15,035
Net Cash increase for period	4,057	47,236
Cash at end of period	**66,328**	**62,271**

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Yolo Distillers ("the Company") was formed in California on August 10, 2016. The Company is a California craft distillery business that manufactures and sells distilled spirits beverage products. The Company's customers will be located worldwide.

The Company holds 80% equity ownership of Patio29 Spirits Company, LLC which was formed in California on January 29, 2016.

In 2024, Patio29 Spirits Company, LLC engaged in a share exchange with the Company where each holder of members units would exchange 1 of its unit for 3,000 shares of common stock of Yolo Distillers.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events casting doubt include the fact that the Company commenced principal operations as an LLC prior to the merger on June 30, 2024, and realized losses every year. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on June 30.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Yolo Distillers, a California entity. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of June 30, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company's cash as of June 30, 2024 and June 30, 2023 amounted to $66,328 in 2024 and 62,271 in 2023.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The accounts receivable as of June 30, 2024 and June 30, 2023 were $271 and nil, respectively.

Inventory

Inventory consisted primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Raw materials inventory at June 30, 2024 and June 30, 2023 amounted to $90,572 and $22,335, respectively. Finished goods inventory at June 30, 2024 and June 30, 2023 amounted to $410,887 and $448,232, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023 and 2022.

A summary of the Company's property and equipment as of June 30, is shown below.

Property Type	Useful Life in Years	2023	2022
Production Equipment	5	473,635	473,635
Oak Barrels	3	57,431	30,679
Furniture and Equipment	5 - 7	41,189	41,189
Leasehold Improvements	15	521,051	521,051
Less : Accumulated Depreciation		(691,513)	(572,225)
Totals		**401,793**	**494,329**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by manufacturing and selling distilled spirits products at retail or wholesale. The Company's payments are generally collected at time of delivery of products to retail customers and on a 60 day credit period for wholesale customers. The Company's primary performance obligation is to deliver the products to its customers. Revenue is recognized at the time of delivery of the products.

Advertising and Marketing Costs

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Employee related costs such as employee salaries, taxes and benefits are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of a range of business expenses that are necessary in running the business. This includes general supplies, business service expenses and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of June 30, 2024 and June 30, 2023, the Company owes its members $462,731 for the cash loaned to the Company.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

	Year Ended June 30	
Lease expense	2024	2023
Finance lease expense		
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	9,739	9,739
Short-term lease expense *	-	-
Variable lease expense	-	-
Sublease income *	-	-
Total	9,739	9,739
Other Information		
(Gains) losses on sale-leaseback transactions, net *	-	-
Cash paid for amounts included in the measurement of lease liabilities	-	-
Operating cash flows from finance leases (i.e. Interest)	-	-
Financing cash flows from finance leases (i.e. principal portion)	-	-
Operating cash flows from operating leases	9,600	9,600
ROU assets obtained in exchange for new finance lease liabilities	-	-
ROU assets obtained in exchange for new operating lease liabilities	-	53,458
Weighted-average remaining lease term in years for finance leases	-	-
Weighted-average remaining lease term in years for operating leases	4	5
Weighted-average discount rate for finance leases	-	-
Weighted-average discount rate for operating leases	1.63%	1.63%
Maturity Analysis	Operating	Operating
2023-12		9,600
2024-12	9,600	9,600
2025-12	9,600	9,600
2026-12	9,600	9,600
2027-12	8,000	8,000
2028-12	-	-
Thereafter	-	-
Total undiscounted cash flows	36,800	46,400
Less: present value discount	(1,101)	(1,749)
Total lease liabilities	35,699	44,651

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into a number of secured convertible promissory notes from its members with an outstanding balance of $395,903 as of June 30, 2024 and June 30, 2023. The outstanding balance is convertible to equity ownership at any time on or before the maturity date at the option of the members.

Loans - In 2023 the Company obtained four loans from third parties and there were two notable loans.

- Golden 1 Credit Union Loan - obtained on January 01, 2023 for a principal amount of $215,000 at 8.25% maturing on February 01, 2053. As of June 30, 2024 the outstanding balance was $190,053.

- Bankers Healthcare Group Loan - obtained on July 10, 2023 for a principal amount of $221,195 at 14.49% payable for 72 months. As of June 30, 2024, the outstanding balance amounted to $212,260.

A summary of the Company's notes payable and convertible notes is shown below.

	As of June 30, 2024			As of June 30, 2023		
Account	Current	Non-Current	Total	Current	Non-Current	Total
Notes Payable	48,541	471,324	519,865	8,854	181,652	190,506
Due to Related Parties - Convertible Notes	-	63,520	63,520	-	63,520	63,520
Due to Related Parties - Non-Convertible	-	395,903	395,903	-	395,903	395,903

NOTE 6 – EQUITY

The Company has authorized 1,000,000 common shares with no par value. There were 210,000 shares issued and outstanding as of June 30, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 24, 2024, the date these financial statements were available to be issued.

On July 01, 2024 the Company entered into a merger agreement with its subsidiary the Patio29 Spirits Company LLC. As a result, Patio29 LLC will be a non-operating and non-functioning entity while the Company will be the operating entity. As of this review report date, the Patio29 has not been dissolved and is in the process of filing for dissolution. There is no distribution of net assets to members other than the conversion of Patio29 LLC membership to equivalent shares of voting common stock of the Company.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Making the Good Life

Patio29 Spirits Company is a six-year old craft distillery that has established a large local following and a record of award-winning, high-quality bottled and canned spirits beverage products. The business is poised for growth with an experienced management team committed to top-line revenue production to drive ownership equity. With our six year investment in starting this business, we know the market and have a laser-focused plan for our product offerings and sales approach to achieve success.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$10.00 Per Share

MIN INVEST $300

VALUATION $3.33M

REASONS TO INVEST

- Join a proven craft distillery on the rise—Patio29 Spirits Company is expanding its market reach with strong regional momentum, a track record of award-winning products, and strategic retail discussions aimed at accelerating brand visibility and distribution.

- We are in early discussions with Spirits Direct retailers in Texas, Florida, Illinois and Kentucky. We are also in discussions to increase our SKUs and stores for Nugget Markets and Raley's Markets.

- CEO brings extensive leadership experience as CEO of Statewide CDC, navigating a competitive market with sophisticated marketing and sales strategies. CFO brings in significant business financial management experience as the managing partner of Schultze, Boone & Silva.

TEAM



Jeffrey Martin Boone • President & CEO
2007 through Present – CEO of California Statewide Cert. Dev. Corp, providing small business financing throughout California, Nevada, and Arizona.
2003 – 2007 – President and owner of K2 Technical Services: a consulting company providing business application software development, project management, and organizational strategic and operational planning services to private businesses and government agencies.

1982 through 2002 – Executive management roles in information technology for medium-sized corporations.

1992 – B.A. in Business with marketing emphasis – National University.

2015 – 2019 – Various conferences, seminars, training classes, and certifications related to the craft distilling business.

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Anita Lorine Boone • Vice President and Corporate Secretary
1995 through Present – Office Manager & bookkeeper for California Statewide Cert. Dev. Corp, providing small business financing throughout California, Nevada, and Arizona.
1990 – 1995 – Office Manager and bookkeeper for West Yost & Assoc., a civil engineering firm.

1985 – 1990 – Office Manager for Burger and Flaherty, a law firm.

1984 – Completed three years toward a degree in business administration.

2015 – 2019 – Various conferences, seminars, training classes, and certifications related to the craft distilling business.

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Brian Michael Boone • CFO and Corporate Treasurer
1996 through Present – Principal shareholder of Schultze, Boone & Silva, a forensic accounting firm.
1991 – 1996 – VP/CFO of Sunrise Western Mortgage Corp., a mortgage bank.

1986 – 1991 – Supervising senior auditor for Deloitte & Touche.

1997 – MBA from the University of California, Davis.

1986 – BA in Business from Claremont McKenna College.

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Adam Boone • Production Manager / Distiller
2012 – 2018 – US Army – Sergeant and Instructor Operator for the surveillance drone program.
2008 – 2012 – Attended Sacramento Community College and California State University, Chico.

2023 – 2024 – Attending Sacramento State with three years toward a degree in business administration.

2015 – 2019 – Various conferences, seminars, training classes, and certifications related to the craft distilling business.

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Eric Boone • Marketing Manager
2017 – 2018 – Tasting room specialist for Turkovich Family Wines.
2016 – BA in Music Technology and Business from California State University, Chico.

2015 – 2019 – Various conferences, seminars, training classes, and certifications related to the craft distilling business.

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THE OPPORTUNITY

Raising the Bar for Premium Spirits

Promoting the "Good Life"

INCLUDING THE CALIFORNIA PATIO LIFESTYLE


MAKING THE GOOD LIFE
ESTB
2016
PATIO
SPIRITS
29

ACCESS

Our access to the retail on-premise and off-premise market is constrained by the lack of qualified sales people and a larger marketing budget. The requirement for both has increased with the consolidation of the alcohol distribution industry.

EXPERTISE

We have significant business management expense.

NETWORK

We have built a solid local and regional customer and trade industry following. We need to expand that network within California and grow to other states.

Patio29 Spirits Company is at a growth stage, with a mission to bring premium and super-premium craft spirits to a broader audience. Established in 2016, Patio29 has focused on building a strong regional presence and refining its product offerings. Over the last few years we've maintained a lean approach, with a strategic plan to raise equity funding aimed at accelerating growth. The goal is to expand distribution significantly, having already achieved placements in local and regional chains like Nugget Markets and Raley's, while exploring opportunities in Texas and Florida.

What we believe sets Patio29 apart is our dedication to quality and local agriculture, resulting in authentic and innovative products that resonate with today's consumers, particularly female and young professional spirit enthusiasts. The brand name and packaging concepts are intended to leverage the positive entertainment benefits of the California patio lifestyle. Our strategy aims to drive customer acquisition by expanding retail partnerships, supported by targeted marketing and promotional campaigns. With the intended funding, Patio29 intends to strengthen our sales force and enhance marketing efforts, positioning ourself to pursue larger retail accounts across multiple states. We aim to grow top-line revenue and position the company as an attractive candidate for a potential future liquidity event, such as a brand sale or acquisition*.

**There is no guarantee that we will achieve a future liquidity event, and even if a liquidity event occurs, you may receive less than your original investment.*

THE MARKET & OUR TRACTION

From Local Roots to Nationwide Growth: Patio 29's Path in Craft

The U.S. distilled spirits market, estimated at $31.33 billion in 2024 and projected to reach $39.21 billion by 2031[1]. Patio29 aims to capitalize on this demand by targeting the premium and super-premium segments among millennials, young professionals and female spirits consumers. This demographic is increasingly seeking quality, authentic products with natural ingredients, and values unique branding and experiences. With millennial, working professional and female consumers consuming spirits at higher rates than previous generations, Patio29 aims to meet this demand through its focus on artisanal craft products that connect with culinary arts and local agriculture.


THE U.S.
Distilled Spirits
MARKET
$39.21B
$31.33B
2024
2031
PATIO 29
PREMIUM CRAFT COCKTAIL
MANGO JALAPEÑO
PATIO 29
GIN

Patio29 has made significant strides, securing placements in notable regional chains like Nugget Markets and Raley's, with discussions underway with liquor chains in Texas and Florida. Since our inception, the company has raised funding across three rounds, to which we believe has helped lay the foundation for continued growth. With plans to further expand distribution, Patio29 is strategically positioned to scale in a market that increasingly values premium, authentic, and locally-sourced spirits.

Explore More Investment Opportunities in Food & Beverage on StartEngine!

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ABOUT

HEADQUARTERS
723 Railroad Ave.
Winters, CA 95694

WEBSITE
View Site

Patio29 Spirits Company is a six-year old craft distillery that has established a large local following and a record of award-winning, high-quality bottled and canned spirits beverage products. The business is poised for growth with an experienced management team committed to top-line revenue production to drive ownership equity. With our six year investment in starting this business, we know the market and have a laser-focused plan for our product offerings and sales approach to achieve success.

TERMS

Patio29

Overview

PRICE PER SHARE
$10

VALUATION
$3.33M

DEADLINE
Jun. 3, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $124K

Breakdown

MIN INVESTMENT
$300

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
12,399

MAX NUMBER OF SHARES OFFERED
12,399

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,175,591	$1,230,299
Cash & Cash Equivalents	$66,328	$62,271
Accounts Receivable	$271	$0
Short-Term Debt	$102,614	$56,228
Long-Term Debt	$966,307	$685,627
Revenue & Sales	$163,340	$125,896
Costs of Goods Sold	$189,866	$129,375
Taxes Paid	$0	$0
Net Income	-$381,775	-$315,018

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus

Exclusive for our existing investors, enjoy additional bonus shares as our thank you (10%)

Time-Based Perks:

Early Bird I: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks (Flash Perks):

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $2,500+between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks:

$500+ | Craft Enthusiast

Invest $500+ and receive a Patio29 t-shirt, 5% discount on purchases for 1 month & recognition on our supporter's page.

$1,000+ | Distiller's Circle

Invest $1,000+ and receive a Patio29 branded glassware set, 10% discount for 3 months, & exclusive updates from our distillery team.

$5,000+ | Spirits Aficionado

Invest $5,000+ and receive a Patio29 branded glassware set, enjoy a private tasting session for you and up to five guests, a 15% discount for 6 months, exclusive updates from our distillery team & 2% bonus shares,

$10,000+ | Barrel Sponsor

Invest $10,000+ and receive a Patio29 branded glassware set, enjoy a private tasting session for you and up to five guests, a 15% lifetime discount, invitations to exclusive distillery events & 3% bonus shares

$25,000+ | Master Blender

Invest $25,000+ and receive a Patio29 branded glassware set, enjoy a private tasting session for you and up to five guests, adopt your own barrel** with personalized nameplate and visits, 20% lifetime discount, VIP access to exclusive distillery events and new product releases & 5% bonus shares

$50,000+ | Legacy Builder

Invest $50,000+ and receive receive a Patio29 branded glassware set and other branded merchandise, optional name placement on owner-founder nameplate at the distillery, private distillery day experience for up to 20 guests, adopt two of your own barrels** with personalized nameplate and visits, 25% lifetime discount, VIP access to exclusive distillery events and new product releases & 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

*** This is the Patio29 Private Barrel Club - Barrel #1 described on our Patio29 website.*

The 10% StartEngine Venture Club Bonus

Yolo Distillers will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

ALL UPDATES

04.29.25

Patio29 Crowdfunding Status

Dear investors:

I want to bring you up to speed on the status of the crowdfunding campaign with StartEngine.

We have been delayed waiting for the needed changes to our federal alcohol license. The agency is the Alcohol Tax and Trade Bureau (TTB). The permit work was submitted more than six weeks ago, but just recently we got a response for minor corrections. Those have been made. Based on our previous interaction with TTB, we anticipate that approval may be forthcoming, but there is no certainty as regulatory processes can vary. We believe that there is minimal risk to the operation of the business due to the nature of our permit application, which is a simple change of entity.

Once the permit approval is complete, we will finalize all committed investors and open the campaign for additional investors, subject to the standard StartEngine and SEC regulatory approval and conditions.

Please contact me if you have any questions.

Thank you,

Jeff Boone - President

Patio29 Spirits Co.

723 Railroad Ave.

Winters, CA 95694

530.902.0020

jeff@patio29.com

www.patio29.com

03.03.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Patio29 offering. Here's an excerpt describing the specifics of the change:

The issuer is extending their campaign end date to June 2nd, 2025.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

$500+ | Craft Enthusiast

Invest $500+ and receive a Patio29 t-shirt, 5% discount on purchases for 1 month & recognition on our supporter's page.

Select

$1,000

$1,000+ | Distiller's Circle

Invest $1,000+ and receive a Patio29 branded glassware set, 10% discount for 3 months, & exclusive updates from our distillery team.

Select

$5,000

$5,000+ | Spirits Aficionado

Invest $5,000+ and receive a Patio29 branded glassware set, enjoy a private tasting session for you and up to five guests, a 15% discount for 6 months, exclusive updates from our distillery team & 2% bonus shares,

Select

$10,000

$10,000+ | Barrel Sponsor

Invest $10,000+ and receive a Patio29 branded glassware set, enjoy a private tasting session for you and up to five guests, a 15% lifetime discount, invitations to exclusive distillery events & 3% bonus shares

Select

$25,000

$25,000+ | Master Blender

Invest $25,000+ and receive a Patio29 branded glassware set, enjoy a private tasting session for you and up to five guests, adopt your own barrel** with personalized nameplate and visits, 20% lifetime discount, VIP access to exclusive distillery events and

Select

$50,000

$50,000+ | Legacy Builder

Invest $50,000+ and receive receive a Patio29 branded glassware set and other branded merchandise, optional name placement on owner-founder nameplate at the distillery, private distillery day experience for up to 20 guests, adopt two of your own

Select

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How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS | Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

3933100

ARTS-GS	Articles of Incorporation of a General Stock Corporation

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

- A **$100** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you drop off the completed form or document.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

FILED
Secretary of State
State of California

AUG 10 2016

ICU

This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

Corporate Name (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is Yolo Distillers.

Corporate Purpose

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Service of Process (List a California resident or an active 1505 corporation in California that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may not list your own corporation as the agent. Do not list an address if the agent is a 1505 corporation.)

③ a. Jeffrey Martin Boone
Agent's Name

b. 2929 Boathouse Ave — Davis — CA — 95616
Agent's Street Address (if agent is not a corporation) — *City (no abbreviations)* — *State* — *Zip*

Corporate Addresses

④ a. 2929 Boathouse Ave — Davis — CA — 95616
Initial Street Address of Corporation — *City (no abbreviations)* — *State* — *Zip*

b. ______
Initial Mailing Address of Corporation, if different from 4a — *City (no abbreviations)* — *State* — *Zip*

Shares (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Corporations. For more information, go to www.corp.ca.gov or call the California Department of Corporations at (213) 576-7500.)

⑤ This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 1,000,000.

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.

[signature] — Carri Brown
Incorporator - Sign here — *Print your name here*

Make check/money order payable to: **Secretary of State**

Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.

By Mail
Secretary of State
Business Entities, P.O. Box 944260
Sacramento, CA 94244-2600

Drop-Off
Secretary of State
1500 11th Street, 3rd Floor
Sacramento, CA 95814

Incorporator's Certificate
Of

Yolo Distillers

I, Carri Brown, the sole Incorporator of Yolo Distillers, a(n) California corporation formed in accordance with the laws of that state, sign this statement to set forth action taken as follows:

FIRST: I state that the Certificate of Incorporation of Yolo Distillers, a true copy of which is annexed to this statement, was filed with the Department of State of California on 08/10/2016.

SECOND: The bylaws annexed to this statement have been adopted by me as the bylaws of Yolo Distillers

THIRD: The following persons have been nominated and elected by me as directors of Yolo Distillers to hold office until the first annual meeting of shareholders and until their successors are elected and qualify:

Jeffrey Martin Boone
Anita Lorine Boone

FOURTH: I hereby assign all my rights, responsibilities, and duties as incorporator of Yolo Distillers to the above-named Directors. After execution of this Certificate, the Incorporator named herein shall have no rights, responsibilities, or duties in regards to this corporation.

The foregoing is established by my signature on this instrument at 23586 Calabasas Rd. Suite 102, Calabasas, CA 91302, on 08/10/2016.

Carri

Carri Brown, Incorporator